                                                                EXHIBIT (a)(10)

FOR IMMEDIATE RELEASE



               RODAMCO NORTH AMERICA N.V. COMPLETES TENDER OFFER
                       FOR URBAN SHOPPING CENTERS, INC.


CHICAGO, OCTOBER 31/PRNEWSWIRE/ -- RODAMCO NORTH AMERICA N.V. ("RNA") (AMEX:RDMA), a leading Dutch-based regional mall property company, announced today that it had successfully completed its tender offer for all outstanding shares of the capital stock of Urban Shopping Centers, Inc. ("URBAN")(NYSE:URB) for US$48 per share in cash. RNA said that it has accepted for purchase all 19,995,710 shares of Urban's common stock that were properly tendered in the offer, including 407,935 shares of unit voting common stock. The shares of common stock accepted for purchase include 2,968,103 shares subject to guarantees of delivery. In addition, RNA has accepted for purchase 2,999,400 shares of Urban's Series A convertible preferred stock and 773,515 shares of Urban's Series B convertible preferred stock.

The tender offer expired at 12:00 midnight, New York City time, on Monday, October 30. The common shares accepted for purchase represent approximately 96.7% of Urban's outstanding common stock. The convertible preferred shares accepted for purchase represent 100% of Urban's outstanding convertible preferred stock. Approximately 674,000 shares of Urban's outstanding common stock (other than unit voting common stock) were not tendered pursuant to the tender offer.

PROFILE:  RNA

Rodamco North America N.V. is a major property investment company operating in the United States and is one of the largest property companies quoted on the Official Market of the Amsterdam Exchanges. During the past few years, RNA has been involved in a de-merger process from the former Rodamco, in which it has focused on building a portfolio of high quality regional malls in the United States. The company owns interests in 16 regional shopping malls located across the United States, the 745 Fifth Avenue office building in New York City, and investments in private ventures. As of the end of its financial year ended February 29, 2000, real estate assets were valued at approximately US$2.5 billion and comprised approximately 75% of RNA's investment portfolio by value. The private venture portfolio consists of investments in six private real estate companies. For its first quarter ended May 31, 2000, RNA profits increased 5% on a 9% increase in rental income from its regional shopping mall portfolio.

PROFILE:  URBAN

Urban is a self-administered real estate investment trust (REIT) and is a U.S. leader in the regional shopping mall industry. Urban is headquartered in Chicago and has over 2,200 employees.

Urban, through its predecessor companies, has been in the shopping center business for over 30 years and currently owns interests in 25 retail properties, primarily regional malls throughout the United States. These properties comprise more than 20 million square feet of retail space, making Urban one of the largest regional mall property companies in the United States. During the past five years, Urban has generated approximately 11% average annual growth in funds available for distribution. For its second quartered ended June 30, 2000, Urban's diluted funds available for distribution increased 11.5%, as sales per square foot increased 6% to US$429.

CONTACT: Astrid van der Put, 3110-2242037, or Dan Weaver, CFO, 312-266-9300, both of Rodamco North America N.V.; Matthew Dominski, CEO, 312-915-1025, or Adam Metz, President, 312-915-3568, both of Urban Shopping Centers; Investor Relations, Carina Hamaker of First Financial, 3120-5754010; or Larry Stein, 312-640-6794; or Diane Rohlin, 312-640-6748, both of The Financial Relations Board